Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael_carter@na.dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
September 25, 2009
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington D.C. 20549
Attention: Mr. Jay Williamson

Re:	Your Comment Letter dated September 11, 2009 regarding Dole Food Company, Inc.’s Registration Statement on Form S-1 Filed August 14, 2009 (File No. 333-161345)
Dear Mr. Williamson:
At the Staff’s request, we participated in a conference call with you and Michael McTiernan on September 22, 2009 to further discuss comment 43 in the captioned comment letter. On September 23, 2009, you requested we supplementally provide you with additional information regarding the manner in which we conducted a recent private offering (the “Debt Offering”) of debt securities (the “Debt Securities”) exempt under Rule 144A/Regulation S under the Securities Act, and the timing of the marketing efforts undertaken in connection therewith.
1. Marketing Efforts. You asked for specific timing information regarding the marketing efforts undertaken in connection with the Debt Offering. The following information was obtained from the investment bank which served as one of the joint book-running managers for the Debt Offering (the “Bank”). We launched the Debt Offering on September 18, 2009. In order to take advantage of improved market conditions, we were required to move very quickly, and the entire marketing effort for the Debt Offering occurred over a very short period of time, all on September 18th. We were told by the Bank that the actual procedures utilized by the Bank to market the Debt Securities are common practice for one-day Rule 144A/Regulation S high-yield debt offerings. The process (and timing) for marketing the Debt Offering was as follows (all times are Eastern Daylight Time and took place on Friday, September 18, 2009):
•	At approximately 8:00 AM (and after our press release had been issued earlier that morning) the Bank commenced the marketing effort by using the Bloomberg messaging service (“Bloomberg”) to send, solely to qualified institutional buyers already on the Bank’s Sales and Trading Counterparties List for high yield debt offerings, a notice of the Debt Offering on behalf of the Bank.

•	The Bank’s sales force then contacted approximately 100-150 potential investors, all of whom previously had been sent a notice of the Debt Offering via Bloomberg. At the same time, these investors were directed to an electronic

Mr. Jay Williamson
U.S. Securities and Exchange Commission
September 25, 2009

version of the “red-herring” Offering Memorandum that had been posted by the Bank on a system similar to IntraLinks.

•	At 12:15 PM, the Bank sent another notice via the Bloomberg messaging service to the same potential investors indicating potential pricing and terms and notifying the potential investors that no orders would be accepted after 1:30 PM.

•	At 2:15 PM, Dole and the Bank conducted a pricing call where the Bank formally offered to purchase the Debt Securities at the offered coupon, discount, tenor and other terms and Dole formally accepted the offer.
2. Investor List. You requested we provide information regarding the timing of the preparation of a list of qualified institutional buyers of the Debt Securities and the manner in which this list of investors was compiled. We understand from our conversations with the Bank that the list of potential investors for the Debt Offering was the Bank’s standard Sales and Trading Counterparties List of qualified institutional buyers for high-yield debt offerings. We further understand from the Bank that each of the potential QIBs on the list has gone through a previous extensive screening process with the Bank that includes “know your customer” procedures, and documentation and qualification of such investor’s status as a qualified institutional buyer eligible to participate in offerings similar to the Debt Offering. We also understand from the Bank that a list of potential QIBs is not compiled separately for each individual offering, but rather once the marketing efforts are to commence for a particular offering, information regarding that offering is only provided to the existing list of potential QIBs previously qualified by the Bank. Each of these potential QIBs by definition has a pre-existing relationship with the Bank. It is important to note and we are further advised by the Bank that the extensive process undertaken by the Bank to qualify potential investors as eligible QIBs takes considerable time, and it would be impossible from a practical perspective for a new investor with no pre-existing customer relationship with the Bank to read a press release, make an inquiry of the Bank, and become an eligible potential investor participating in an offering over the course of a single half-day marketing effort (as was undertaken in connection with the Debt Offering). And, indeed, no such “new investor” was in fact included in the potential investor group for our Debt Offering. Consequently, our press release announcing the Debt Offering on September 18th was not used to solicit potential investors.
3. Press Release (and related Form 8-K). You requested further information regarding our September 18, 2009 press release regarding the proposed Debt Offering. Bearing in mind that we had (and still have) approximately $1.1 billion of publicly traded debt securities, we issued a press release regarding the Debt Offering on September 18, 2009 and filed the press release as an exhibit to a Form 8-K filed that same day. We and our investment banks were concerned that if non-public conversations with potential QIBs concerning the Debt Offering were to occur prior to any public announcement of the proposed Debt Offering, trading on our existing bonds (especially our bonds due in June 2010) could occur on the basis of that non-public information. In this regard, we note specifically that the purpose of the Debt Offering was to raise funds to

Mr. Jay Williamson
U.S. Securities and Exchange Commission
September 25, 2009

retire our existing (and publicly trading) bonds due in June 2010. Knowledge that Dole was issuing a new series of bonds would have been translated by the market into knowledge that we would be redeeming our 2010 bonds. Although Dole is not subject to Regulation FD, our concern was that trading could occur on the basis of material non-public information regarding the proposed Debt Offering. As a result, we and our investment banks determined that the best course of action would be to issue a press release regarding our planned Debt Offering to level the playing field among all persons. We also note that we stated specifically in the press release that the release did not constitute an offer to sell debt securities or the solicitation of an offer to buy such securities. In sum, the September 18, 2009 press release was never intended as a marketing tool, but rather as a means to avoid potential issues under Section 10(b) of the Exchange Act.
In summation, given the very accelerated marketing and offering process timeframe outlined above, the “know your customer” procedures, documentation and qualification process each new potential investor needs to undergo to qualify as a qualified institutional buyer eligible to participate in the Debt Offering, and the fact that none of the potential investor group on September 18, 2009 actually went through such process on that date, but were all pre-existing customers of the Bank, the September 18, 2009 Dole press release regarding the proposed Debt Offering was never intended to, and did not, play any part in the marketing or solicitation of the Debt Securities. If you have further questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810.

Sincerely,
/s/ C. Michael Carter
C. Michael Carter

cc:	David A. DeLorenzo Joseph S. Tesoriero Jonathan K. Layne Alison S. Ressler